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                          October 9, 2020

       Robert Hopkins
       Chief Financial Officer
       Adamis Pharmaceuticals Corp
       11682 El Camino Real, Suite 300
       San Diego, CA 92130

                                                        Re: Adamis
Pharmaceuticals Corp
                                                            Registration
Statement on Form S-3
                                                            Filed October 5,
2020
                                                            File No. 333-249331

       Dear Mr. Hopkins:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Margaret
Schwartz at 202-551-7153 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Kevin Kelso